03011327

SECURITIES [illegible] SION
Washington, D.C. 20549

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SEC MAIL RECEIVED FEB 26 2003 WASH. D.C. 165

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49792

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Camelot Investment Advisers, Ltd

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

995 Old Eagle School Road, Suite 320
(No. and Street)

Wayne (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Judy Eng 610-225-3062
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siana Carr & O'Connor, LLP
(Name – *if individual, state last, first, middle name*)

1500 E. Lancaster Avenue Paoli, PA 19301
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED MAR 11 2003 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Thomas M. Rosato, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Camelot Investment Advisers, Ltd., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARIAL SEAL
JUDY ENG, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires May 14, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Report

CAMELOT INVESTMENT ADVISERS, LTD.

December 31, 2002 and 2001

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

CAMELOT INVESTMENT ADVISERS, LTD.

Financial Statements and Supplementary Financial Information

December 31, 2002 and 2001

and

INDEPENDENT AUDITOR'S REPORT

INDEX

SIANA
CARR &
O'CONNOR, LLP

Certified Public Accountants

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Camelot Investment Advisers, Ltd.
Wayne, Pennsylvania

We have audited the accompanying statements of financial condition of Camelot Investment Advisers, Ltd. (an S-Corporation) as of December 31, 2002 and 2001, and the related statements of operations, changes in shareholders' equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Camelot Investment Advisers, Ltd. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 to 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Siana Carr & O'Connor LLP

SIANA CARR & O'CONNOR, LLP

January 23, 2003

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301 Telephone (610) 296-4200 Fax: (610) 296-3659 Email: solutions@scocpa.com

CAMELOT INVESTMENT ADVISERS, LTD.
Statements of Financial Condition
December 31, 2002 and 2001

Assets	2002	2001
Cash	$ 63,316	$ 6,524
Due from clearing broker	409,658	316,495
Securities owned:		
Marketable, at market value	271,912	158,744
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $63,844 and $51,384, respectively)	38,229	40,838
Prepaid expenses and other assets	74,358	77,191
Total assets	$857,473	$599,792

Liabilities and shareholders' equity		
Liabilities:		
Commissions payable	$ 2,459	$ 6,418
Accounts payable and accrued expenses	62,843	50,013
Securities sold but not yet purchased, at fair value	271,165	21,731
	336,467	78,162
Subordinated borrowings	375,000	375,000
Total liabilities	711,467	453,162
Shareholders' equity:		
Common stock (no par value, 1,000 shares authorized; 200 shares issued and outstanding)	125,000	125,000
Retained earnings	21,006	21,630
Total shareholders' equity	146,006	146,630
Total liabilities and shareholders' equity	$857,473	$599,792

(The accompanying notes are an integral part of these financial statements.)

CAMELOT INVESTMENT ADVISERS, LTD.
Statements of Operations
For the Years Ended December 31, 2002 and 2001

	2002	2001
Revenues:		
Commissions	$2,286,904	$1,926,829
Brokerage fees	42,717	42,096
Principal trading	18,604	18,241
Other	21,082	44,920
Total revenues	2,369,307	2,032,086
Expenses:		
Clearance and exchange fees	695,223	503,177
Commissions	820,249	772,680
Employee compensation and benefits	606,124	533,339
Occupancy and equipment rental	156,442	151,294
Other operating expenses	68,891	59,153
Interest expense	23,002	24,826
Total expenses	2,369,931	2,044,469
Net loss	$ (624)	$ (12,383)

(The accompanying notes are an integral part of these financial statements.)

CAMELOT INVESTMENT ADVISERS, LTD.
Statements of Changes in Shareholders' Equity
For the Years Ended December 31, 2002 and 2001

	Common Stock Shares	Common Stock Amount	Retained Earnings	Total
Balance - December 31, 2000	200	$125,000	$ 34,013	$159,013
Net loss			(12,383)	(12,383)
Balance - December 31, 2001	200	125,000	21,630	146,630
Net loss			(624)	(624)
Balance - December 31, 2002	200	$125,000	$ 21,006	$146,006

(The accompanying notes are an integral part of these financial statements.)

CAMELOT INVESTMENT ADVISERS, LTD.
Statements of Changes in Subordinated Borrowings
For the Years Ended December 31, 2002 and 2001

Subordinated borrowings - December 31, 2000	$375,000
Subordinated borrowings - December 31, 2001	375,000
Subordinated borrowings - December 31, 2002	$375,000

(The accompanying notes are an integral part of these financial statements.)

CAMELOT INVESTMENT ADVISERS, LTD.
Statements of Cash Flows
For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net loss	$ (624)	$(12,383)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Depreciation and amortization	12,460	12,394
(Increase) decrease in:		
Due from clearing broker	(93,163)	(6,562)
Securities owned	(113,168)	1,504
Prepaid expenses and other assets	2,833	(2,931)
Increase (decrease) in:		
Commissions payable	(3,959)	3,162
Accounts payable and accrued expenses	12,830	16,144
Securities sold but not yet purchased	249,434	(36,014)
Net cash provided (used) by operating activities	66,643	(24,686)
Cash flows from investing activities:		
Purchase of furniture, equipment and leasehold improvements	(9,851)	(10,788)
Net cash used by investing activities	(9,851)	(10,788)
Net increase (decrease) in cash	56,792	(35,474)
Cash - beginning of year	6,524	41,998
Cash - end of year	$ 63,316	$ 6,524
Supplementary cash flow disclosure:		
Cash paid for interest	$ 12,502	$ 14,326

(The accompanying notes are an integral part of these financial statements.)

CAMELOT INVESTMENT ADVISERS, LTD.
Notes to Financial Statements
December 31, 2002 and 2001

(1) ORGANIZATION AND BACKGROUND

Camelot Investment Advisers, Ltd. (the Company), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates on a fully-disclosed basis whereby it does not carry accounts for customers.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions are recorded on the trade date, as if they had settled. Securities and commitments for securities sold but not yet purchased are recorded at fair value, with gains and losses reflected in income. Fair value is generally based on quoted market prices for traded securities.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statements of financial condition.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation and amortization expense was $12,460 and $12,394 in 2002 and 2001, respectively.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code of 1986 and comparable state tax provisions to be taxed as an S-Corporation. In lieu of corporation income taxes, the shareholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) SECURITIES OWNED AND SOLD BUT NOT YET PURCHASED

Marketable securities owned and sold but not yet purchased consist of closed end bond and equity funds at market value.

Securities sold but not yet purchased represent obligations of the Company to deliver specified securities at the contracted prices, thereby creating a liability to purchase the securities at prevailing market prices. These transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of these securities may exceed the amount recognized in the statement of financial condition.

(4) SUBORDINATED BORROWINGS

At December 31, 2002 and 2001, the Company had $375,000 outstanding under unsecured subordinated loan agreements with two shareholders. Interest is payable at 6% annually, due upon maturity. Interest expense related to these agreements was $22,500 for the years ended December 31, 2002 and 2001. As of December 31, 2002, maturities of subordinated borrowings are as follows:

2003	$200,000
2006	175,000
	$375,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid.

(5) RELATED PARTY TRANSACTIONS AND COMMON CONTROL

The Company derives a significant portion of its commission revenue from clients who are related to the Company through common ownership. Had the Company been operating autonomously, its financial position and results of operations could have been significantly different as of December 31, 2002 and 2001 and for the years then ended.

For the years ended December 31, 2002 and 2001, the Company derived 99% and 98%, respectively, of their commission revenue from related parties.

(6) EMPLOYEE BENEFIT PLAN

The Company sponsors a SIMPLE-IRA retirement plan which is offered to all employees. The Company matches employees' contributions, up to 3% of the employee's pay or $6,000, whichever is less. Company contributions to the plan were $3,416 and $3,227 for the years ended December 31, 2002 and 2001, respectively.

(7) OPERATING LEASE

During 2000, the Company entered into a five year operating lease for office space commencing August 1, 2000. The agreement which includes an escalation clause required monthly payments of $4,115 until May 1, 2002, when the amount increased to $4,215.

Rental expense incurred in connection with these agreements was $51,786 and $49,385 for the years ended December 31, 2002 and 2001, respectively.

The following is a schedule of future minimum rental payments required under the existing noncancelable operating lease for the next three years and in the aggregate as of December 31, 2002:

2003	$ 50,580
2004	50,580
2005	29,505
	$130,665

CAMELOT INVESTMENT ADVISERS, LTD.
Notes to Financial Statements
December 31, 2002 and 2001

(8) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2002, the Company had net capital, as defined, of $408,638 which was $308,638 in excess of its minimum required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .16 to 1 as of December 31, 2002.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under Reg 240.15c3-3(k)(2)ii which provides an exemption for broker-dealers who operate on a fully-disclosed basis. Therefore, Schedules II and III on pages 12 and 13 are not applicable.

SUPPLEMENTARY

FINANCIAL

INFORMATION

Schedule I

CAMELOT INVESTMENT ADVISERS, LTD.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2002

Net capital:	
Total shareholders' equity	$146,006
Less - ownership equity not allowable for net capital	-0-
Total shareholders' equity qualified for net capital	146,006
Add - allowable subordinated liabilities:	
Debt	200,000
Equity	175,000
Total capital and allowable subordinated liabilities	521,006
Less - non-allowable assets:	
Furniture and equipment	38,229
Prepaid expenses and other assets	24,448
Total non-allowable assets	62,677
Net capital before haircuts on securities positions	458,329
Less - haircuts on securities positions	(49,691)
Net capital	$408,638
Aggregate indebtedness:	
Accounts payable, accrued expenses and commissions payable	$ 65,302
Total aggregate indebtedness	$ 65,302
Computation of basic net capital requirement:	
Net capital requirement	$100,000
Net capital	408,638
Excess of net capital	$308,638
Excess of net capital at 1000%	$402,107
Ratio of aggregate indebtedness to net capital	.16 TO 1

Schedule II

CAMELOT INVESTMENT ADVISERS, LTD.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2002

Not Applicable: All customer transactions are cleared through another broker-dealer (member of New York Stock Exchange) on a fully disclosed basis.

Schedule III

CAMELOT INVESTMENT ADVISERS, LTD.
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2002

Not Applicable: All customer transactions are cleared through another broker-dealer (member of New York Stock Exchange) on a fully disclosed basis.

CAMELOT INVESTMENT ADVISERS, LTD.
Notes to Supplemental Schedules
December 31, 2002

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2002 FOCUS Part IIA filing.

Not Applicable: There are no differences between the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2002 FOCUS Part IIA filing.

Independent Auditor's Report on
Internal Control
Required by SEC Rule 17a-5

CAMELOT INVESTMENT ADVISERS, LTD.
Year Ended December 31, 2002

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

SIANA
CARR &
O'CONNOR, LLP
Certified Public Accountants

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Camelot Investment Advisers, Ltd.
Wayne, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedules of Camelot Investment Advisers, Ltd. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute,

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301 Telephone (610) 296-4200 Fax: (610) 296-3659 Email: solutions@

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the NASD Regulation, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr & O'Connor LLP

SIANA CARR & O'CONNOR, LLP

January 23, 2003